Teva to Present Data Highlighting Company’s Pipeline in Neurological Disorders at
68th AAN Annual Meeting

Data in Huntington disease, multiple sclerosis, Tourette syndrome and migraine to be presented

Jerusalem, April 12, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced new data for four of the Company’s innovative specialty products will be presented at the 68th American Academy of Neurology (AAN) Annual Meeting in Vancouver, B.C., April 15-21, 2016.

Teva-sponsored data will be highlighted in three platform presentations and multiple poster presentations. Featured data included are for COPAXONE® (glatiramer acetate injection), a global product for relapsing forms of multiple sclerosis (RMS), as well as data for investigational therapies: laquinimod, being developed for relapsing and progressive forms of MS; SD-809 (deutetrabenazine), being developed for for chorea associated with Huntington disease, and for tics associated with Tourette syndrome; and TEV-48125, being developed for chronic and high frequency episodic migraine.

“Teva’s focus on innovation and our commitment to developing high-quality treatment options to meaningfully impact the patients’ lives is exemplified in the data we will present at the Academy meeting this year,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “We are excited to bring these data forward.”

Teva-sponsored data to be presented include:

COPAXONE® (glatiramer acetate injection):

[S51.006] Time course of glatiramer acetate efficacy in relapsing-remitting multiple sclerosis patients in the Glatiramer Acetate Low-frequency Administration (GALA) study (Session 51, April 21, 2016, 4:45 to 5:00 p.m.) M. Davis, N. Ashtamker, J. Steinerman, V. Knappertz

[P6.177] Is Severity Of Adverse Events Affected By The Dose And Frequency Of Glatiramer Acetate Treatment Of Relapsing-Remitting Multiple Sclerosis? (Poster Session 6, April 21, 2016 8:30 a.m. to 5:30 p.m.) F.J. Zagmutt, Y. Wu, A. Grinspan, S. Kolodny, S. Gandhi

Laquinimod:

[P3.051] Clinical Efficacy of Laquinimod 0.6 mg Once Daily in the Treatment of Worsening Relapsing-Remitting Multiple Sclerosis (Baseline EDSS >3) (Poster Session 3, April 18, 2016 8:30 a.m. to 7:00 p.m.) T.L. Volmer, G. Comi, L. Kappos, X. Montalban, G. Cutter, J. Steinerman, N. Sasson, T. Gorfine, V. Knappertz)
[P3.069] Laquinimod Disability Progression Effects Are Maintained with Increasingly Rigorous Confirmation Time Intervals (Poster Session 3, April 18, 2016 8:30 a.m. to 7:00 p.m.) G. Comi, T.L. Vollmer, L. Kappos, X. Montalban, N. Sasson, T. Gorfine, V. Knappertz
[P3.087] Long-Term Follow-Up of Laquinimod 0.6 mg in Patients with Relapsing-Remitting Multiple Sclerosis (Poster Session 3, April 18, 2016 8:30 a.m. to 7:00 p.m.) G. Comi, T.L. Volmer, F.D. Lublin, Y. Dadon, T. Gorfine, M.D. Davis, P.S. Sørensen, V. Knappertz

SD-809 (deutetrabenazine):

[S25.006]: Rating Swallowing Function in Patients with Huntington Disease Enrolled in the First-HD Study (Session 25, April 18, 2016 4:45 to 5:00 p.m.) D. Claassen, S. Frank, D. Stamler, V. Sung, S. Janicki, D. Oakes, C. Vaughan, C. Testa, on behalf of the HSG/First-HD Investigators
[S27.008] Deutetrabenazine Effect on Total Motor Score in Patients with Huntington Disease (First-HD) (Session 27, April 19, 2016 8:15 to 8:30 a.m.) S. Frank, D. Stamler, V. Sung, D. Claassen, S. Janicki, C. Loy, E. Furr-Stimming, D. Oakes, C. Testa, on behalf of the HSG/First-HD Investigators
[P1.046] A Pilot Study of SD-809 (Deutetrabenazine) in Tics Associated with Tourette Syndrome (Poster Session 1, April 16, 2016 8:30 a.m. to 7:00 p.m.) J. Jankovic
[P1.054] Relative Bioavailability Study of Three Dose Strengths and Four Dose Levels of SD-809, a potential treatment for movement disorders (Poster Session 1, April 16, 2016 8:30 a.m. to 7:00 p.m.) D. Stamler
[P2.347] A Randomized double-blind, placebo and positive controlled crossover study to evaluate the effects of single doses of SD-809 (deutetrabenazine) and tetrabenazine on the corrected QT interval (Poster Session 2, April 17, 2016 8:30 a.m. to 5:30 p.m.) D. Stamler

TEV-48125:

[I3.011, P2. 205] Effect of CGRP Inhibition with TEV-48125 on Cardiovascular Parameters as a Function of Triptan Use Among Individuals with Chronic Migraine (Integrated Session 3, April 17, 2016 3:00 to 3:30 p.m., Poster Session 2, April 17, 2016 8:30 a.m. to 5:30 p.m.) J. VanderPluym, D. Dodick, M. Bigal

About COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: www.CopaxonePrescribingInformation.com For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®

Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®. Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About Laquinimod

Laquinimod is a once-daily oral, investigational, CNS-active immunomodulator being developed for the treatment of relapsing-remitting MS (RRMS), primary-progressive MS (PPMS) and Huntington disease.

About SD-809
SD-809 (deutetrabenazine) is an investigational, oral, small-molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is being developed for the treatment of chorea associated with Huntington disease (HD). Deutetrabenazine has been granted Orphan Drug Designation for the treatment of HD by the U.S. Food and Drug Administration (FDA). Teva is also investigating the potential of deutetrabenazine for treating tardive dyskinesia, for which the FDA has granted a breakthrough therapy designation, and for tics associated with Tourette syndrome, for which the FDA has granted orphan status for pediatric use. Deutetrabenazine uses Teva’s deuterium technology.

About TEV-48125
TEV-48125 is a humanized monoclonal calcitonin gene-related peptide (CGRP) antibody investigational treatment being developed for the prevention of chronic migraine and high frequency episodic migraine.
About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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